FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated December 7, 2009 regarding determination of offer price and selling price for issuance and sale of shares and conversion price and other conditions for issuance of convertible bond type bonds with stock acquisition rights

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date December 7, 2009	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Determination of Offer Price and Selling Price for

Issuance and Sale of Shares and Conversion Price and

Other Conditions for Issuance of Convertible Bond Type Bonds

with Stock Acquisition Rights

Tokyo, December 7, 2009 — Hitachi, Ltd. (Hitachi; TSE: 6501 / NYSE:HIT) announced the determination of the offer price and selling price in connection with the issuance and sale of new shares and the secondary offering of shares pursuant to a decision by its President and Chief Executive Officer on November 16, 2009 and the determination of the conversion price and other conditions in connection with the issuance of 130% Call Option Attached Unsecured Convertible Bond Type Bonds with Stock Acquisition Rights (8th Series) (with inter-bond pari passu clause) (the “Bonds with Stock Acquisition Rights”) pursuant to decisions by its President and Chief Executive Officer on November 16 and 27, 2009.

I. Issuance and Sale of New Shares and Secondary Offering of Shares

1. Issuance and Offering of New Shares

(1)	Number and Type of Shares to Be Offered	A total of 1,090,000,000 shares of Hitachi’s common stock, as shown in 1 through 3 below.

1) 400,000,000 shares of Hitachi’s common stock to be purchased and underwritten by Japanese Underwriters in a public offering conducted in Japan.

2) 600,000,000 shares of Hitachi’s common stock to be purchased and underwritten by International Managers in an offering conducted overseas.

3) Up to an additional 90,000,000 shares of Hitachi’s common stock pursuant to an option to purchase granted by Hitachi to the International Managers

(2)	Offer Price Per Share(1)		¥230

(3)	Total Offer Price(2)		¥250,700,000,000

(4)	Issue Price Per Share(1)		¥220.48

(5)	Total Issue Price(2)		¥240,323,200,000

(6)	Amount by Which Stated Capital and Capital Reserve Are to Be Increased(2)	Amount by Which Stated Capital Is to Be Increased	¥120,161,600,000

		Amount by Which Capital Reserve Is to Be Increased	¥120,161,600,000

(7)	Subscription Period (Domestic)	December 8, 2009 (Tue.) to December 9, 2009 (Wed.)

(8)	Payment Date		December 14, 2009 (Mon.)

Notes

1. The underwriters will purchase the shares at the Issue Price and offer them at the Offer Price.

2. These figures assume that the International Managers exercise in full the options described in Section (1)3 above.

This press release does not constitute an offer for sale of the securities of Hitachi, Ltd. in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

2. Secondary Offering of Hitachi’s Shares (By Way of Over-Allotment)

(1)	Number of Shares to Be Offered		60,000,000 shares

(2)	Selling Price Per Share		¥230

(3)	Total Selling Price		¥13,800,000,000

(4)	Subscription Period	December 8, 2009 (Tue.) to December 9, 2009 (Wed.)

(5)	Delivery Date		December 15, 2009 (Tue.)

3. Issuance of New Shares by Way of Third-Party Allotment

(1)	Issue Price Per Share		¥220.48

(2)	Total Issue Price		(Up to) ¥13,228,800,000

(3)	Amount by Which Stated Capital and Capital Reserve Are to Be Increased	Amount by Which Stated Capital Is to Be Increased	(Up to) ¥6,614,400,000

		Amount by Which Capital Reserve Is to Be Increased	(Up to) ¥6,614,400,000

(4)	Subscription Period (Subscription Date)		December 24, 2009 (Thu.)

(5)	Payment Date		December 25, 2009 (Fri.)

This press release does not constitute an offer for sale of the securities of Hitachi, Ltd. in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

II. Issuance of the Bonds with Stock Acquisition Rights

1. Details Regarding the Stock Acquisition Rights
Conversion Price	¥317
Conversion Pricing Date	December 7, 2009 (Mon.)
• Closing Price of Hitachi’s Common Stock in Regular Transactions on the Tokyo Stock Exchange on the Conversion Pricing Date	¥238
• Conversion Premium [(Conversion Price/Closing Price of Common Stock - 1)×100]	33.19%

2. Subscription Period	December 8, 2009 (Tue.) to December 9, 2009 (Wed.)

3. Payment Date (Allotment Date of the Stock Acquisition Rights)	December 14, 2009 (Mon.)

This press release does not constitute an offer for sale of the securities of Hitachi, Ltd. in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

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1. Issuance and Sale of New Shares and Secondary Offering of Shares

(1)	Determination of Offer Price and Selling Price
	Calculation Reference Date and Price	December 7, 2009 (Mon.)	¥238
	Discount Rate		3.36%

(2)	Syndicate Cover Transaction Period
	From December 10, 2009 (Thu.) to December 17, 2009 (Thu.)

2. Convertible Bond Type Bonds with Stock Acquisition Rights (8th Series) (Announced on November 16 and 27, 2009)

(1)	Aggregate Amount of the Convertible Bonds	¥100 billion

(2)	Interest Rate of the Convertible Bonds	0.10% per annum

(3)	Exercise Period	From January 4, 2010 to December 10, 2014

(4)	Redemption Date	December 12, 2014

3. Use of Proceeds

Hitachi intends to use the net proceeds from the Japanese Offering, International Offering, the issuance of new shares by way of third-party allotment and the issuance of the Bonds with Stock Acquisition Rights, estimated to be, in total, no greater than ¥349,292 million, to fund capital expenditures of ¥220.0 billion to strengthen its Social Innovation Business, to make investments of ¥40.0 billion to strengthen its Social Innovation Business and to use the remainder to repay Hitachi’s debt.

Please refer to “Issuance and Sale of New Shares and Issuance of Call Option Attached Unsecured Bonds with Stock Acquisition Rights (Convertible Bonds)” announced on November 16, 2009 for more details of Hitachi’s plan for use of proceeds.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501) is a leading global technological and industrial company with total revenues of ¥10,000 billion yen ($102.0 billion) for the year ended March 31, 2009. Hitachi’s business is highly diversified, encompassing operations in the following seven segments: Information & Telecommunication Systems; Electronic Devices; Power & Industrial Systems; Digital Media & Consumer Products; High Functional Materials & Components; Logistics, Services & Others; and Financial Services. For more information on Hitachi, please visit Hitachi’s website at http://www.hitachi.com.

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This press release does not constitute an offer for sale of the securities of Hitachi, Ltd. in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.